Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX [redacted]
SW[redacted]

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3550
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

04054148

22 December 2004

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

MACQUARIE BANK

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

dw 1/7

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Catherine B Livingstone
Date of last notice	15 September 2004 but 13 August 2004 re: Macquarie Bank Limited ("MBL") shares

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Macquarie Bank Limited ("MBL") shares held by: • UBS Private Clients Australia Nominees Pty Limited as nominee for Catherine Livingstone and Michael Satterthwaite • Easdale Pty Limited as trustee of the Michael Satterthwaite Superannuation Fund of which Catherine Livingstone is a beneficiary
Date of change	10 December 2004

No. of securities held prior to change	MBL Fully Paid Ordinary Shares: 3,024 shares held by Catherine Livingstone (of which 524 have been acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan) 1,911 shares held by UBS Private Clients Australia Nominees Pty Limited as nominee for Catherine Livingstone and Michael Satterthwaite 1,530 shares held by Easdale Pty Limited as trustee of the Michael Satterthwaite Superannuation Fund of which Catherine Livingstone is a beneficiary
Class	MBL fully paid ordinary shares
Number acquired	168 shares acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan.
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$44.4098 per share
No. of securities held after change	MBL Fully Paid Ordinary Shares: 3,192 shares held by Catherine Livingstone (of which 692 have been acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan) 1,911 shares held by UBS Private Clients Australia Nominees Pty Limited as nominee for Catherine Livingstone and Michael Satterthwaite 1,530 shares held by Easdale Pty Limited as trustee of the Michael Satterthwaite Superannuation Fund of which Catherine Livingstone is a beneficiary
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market acquisition

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	

G:\CAG\COS\DLEONG\BRD\ASX notices\LIVINGSTONE\cbl10122004.doc

+ See chapter 19 for defined terms.

Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 15 December 2004

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter M Kirby
Date of last notice	2 December 2004 but 12 August 2004 re Macquarie Bank Limited ("MBL") shares.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	10 December 2004
No. of securities held prior to change	4,110 MBL shares (of which 3,110 were acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan)
Class	MBL fully paid ordinary shares
Number acquired	1,250 MBL shares acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$44.4098 per share

No. of securities held after change	5,360 MBL shares (of which 4,360 were acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market acquisition

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

16 December 2004

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX Release

MACQUARIE

MACQUARIE BANK ANNOUNCES LISTING OF MACQUARIE INFRASTRUCTURE COMPANY ON NEW YORK STOCK EXCHANGE

17 December, 2004 – Macquarie Bank today announced the successful listing of the Macquarie Infrastructure Company Trust (MIC) on the New York Stock Exchange (NYSE) overnight.

The trust raised US$535 million through the issue of 21,400,000 shares of trust stock at an initial price of US$25 per share. In addition, the underwriters have been granted a 30-day option to purchase up to an additional 3,210,000 shares of trust stock to cover overallotments.

MIC has been formed to own, operate and invest in a diversified group of infrastructure businesses in the United States and other developed countries.

MIC will be managed by Macquarie Infrastructure Management (USA) Inc., a US subsidiary of the Macquarie Group, which will purchase US$50 million of MIC trust stock at the IPO offering price of US$25 per share in a concurrent private placement.

Chief Executive Officer of MIC, Peter Stokes, together with Macquarie's US-based infrastructure funds management team and the resources and expertise of Macquarie's global network, will manage the operations of the company.

Macquarie Infrastructure Company will acquire the following businesses and investments from Macquarie Bank (for further details see attached overview of MIC's initial businesses and investments).

- 100 per cent of Atlantic Aviation – an airport services company in the USA that operates a network of fixed based operations
- 100 per cent of Thermal Chicago/Northwind Aladdin – various energy companies in Chicago and Las Vegas
- 17.5 per cent of South-East Water – a UK water utility
- Up to US$70 million of securities in Macquarie Communications Infrastructure Group (MCG).

Macquarie has agreed to sell an as yet undetermined number of stapled securities issued by Macquarie Communications Infrastructure Group (MCG) with an aggregate value of up to US$70 million in a transaction to take place prior to January 5, 2005. The

pre-tax accounting profit on disposal of these securities is dependent on the final quantity of units sold, and is expected to be up to A$60 million.

The Chief Financial Officer of Macquarie Bank, Mr Greg Ward, said following the successful IPO of MIC and the consequent sale of seed assets to MIC, the Bank's Tier 1 capital ratio will increase by approximately 1.9 per cent through a combination of reduced risk weighted assets and fewer capital deductions.

For further details please contact:

Matthew Russell, Macquarie Bank Public Relations	612 8232 4102
Erica Sibree, Macquarie Bank Investor Relations	612 8232 5008

OVERVIEW OF MACQUARIE INFRASTRUCTURE COMPANY INITIAL BUSINESSES / INVESTMENTS

Vendor	Business/Investment	Location	Holding	Transaction Description
Macquarie Bank Group	Atlantic Aviation (an airport services company that operates a network of fixed based operation businesses)	USA	100%	The acquisition price under the stock purchase agreement is equal to the Macquarie Bank Group's total equity investment in North America Capital (a special purpose subsidiary of Macquarie Bank and the holding vehicle of Atlantic Aviation), which is expected to be approximately US$114.4 million, increasing at a rate of 17% per annum from July 29, 2004 (the date of closing of the underlying stock purchase agreement) until the date of closing of Macquarie Infrastructure Company's acquisition of North America Capital. Assuming a closing date for the acquisition of December 22, 2004, this would result in an acquisition price of approximately US$122.2 million.
Macquarie Bank Group	Thermal Chicago / Northwind Aladdin (various energy companies in Chicago and Las Vegas, collectively known as District Energy)	USA	100%	The acquisition price under the limited liability company purchase agreement is equal to the Macquarie Bank Group's total equity investment in Macquarie District Energy Holdings (MDEH) (a special purpose holding vehicle of District Energy assets), which is expected to be approximately US$59.5 million, increasing at a rate of 17% per annum from June 30, 2004, the date on which MDEH acquired Thermal Chicago, on the equity contributed to MDEH to consummate the acquisition of Thermal Chicago and 20% per year from September 29, 2004, the date on which MDEH acquired Northwind Aladdin, on the equity contributed to MDEH to consummate the acquisition of Northwind Aladdin, to the date of closing of Macquarie Infrastructure Company's acquisition of MDEH from Macquarie Bank. Assuming a closing date for the acquisition of December 22, 2004, this would result in an acquisition price of approximately US$64.1 million.
Macquarie Bank Group	South East Water (a UK water utility)	UK	17.5%	The acquisition price under the contribution and subscription agreement (as amended on October 15, 2004) pursuant to which Macquarie Infrastructure Company has agreed to subscribe for 17.5% of the ordinary shares and preferred equity certificates (PECs) of Macquarie Luxembourg is approximately £19.4 million increasing at a rate of 17% per annum from April 30, 2004 (the date of subscription) and subject to certain price adjustments. Assuming a closing date for the acquisition of December 22, 2004, this would result in an acquisition price of approximately £20.7 million.

Vendor	Asset	Location	Holding	Transaction Description
Macquarie Bank Group	Macquarie Communications Infrastructure Group (a communications infrastructure fund) stapled securities	ASX-listed	Up to US$70 million	The Macquarie Bank Group has agreed to sell to Macquarie Infrastructure Company an as yet undetermined number of stapled securities issued by Macquarie Communications Infrastructure Group (MCG) with an aggregate value of up to US$70 million.
Merced Partners Limited and various other vendors	Californian FBO's (airport services fixed based operation business)	USA	100%	North America Capital (a special purpose subsidiary of Macquarie Bank) entered into a membership interest purchase agreement to purchase all of the membership interests in General Aviation Holdings Inc (GAH) which operates two Fixed Base Operations (FBO's) in California. The acquisition price for GAH is US$48.5 million with no assumption of debt and subject to working capital adjustments. The acquisition of GAH will occur after Macquarie Infrastructure Company acquires North America Capital from the Macquarie Bank Group.
Macquarie Infrastructure Group	Yorkshire Link (the owner of a 30 year concession to operate the M1-A1 Link shadow toll road in the UK)	UK	50%	The sale and purchase agreement for £43.3 million assumes closing occurs by September 30, 2004. As a consequence of the later closing date of December 22, 2004, Macquarie Infrastructure Company's total acquisition price will be approximately £44.1 million.
Macquarie Global Infrastructure Funds A, B, C, and D	AvPorts (airport services business)	USA	100%	Acquisition of AvPorts by Macquarie Infrastructure Company for cash consideration of US$41.9 million, subject to adjustments based upon Macquarie Airports North America Inc's cash balance and completed capital expenditure in 2004.
Macquarie Global Infrastructure Funds A and B, Macquarie Securities (USA) inc. and other vendors	Parking Company of America Airports / Avistar (airport parking station business)	USA	87.1%	Acquisition of Parking Company of America/Avistar by Macquarie Infrastructure Company for a total acquisition price of US$62.8 million, subject to adjustment depending upon the minimum cash balance.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	513,354
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	513,354 @ $44.25 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued under the Dividend Reinvestment Plan for the ordinary dividend paid on 17 December 2004.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	513,354 on 17/12/04

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	222,828,580	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)
		350,000	Non-cumulative Redeemable Preference Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	29,159,787	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 17 December 2004
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David S Clarke AO
Date of last notice	29 November 2004 but 26 August 2004 re: Macquarie Bank Limited ("MBL") shares, options over MBL shares and Zero Cost Collar transactions with MBL

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Bond Street Custodians Limited is the bare trustee for David Clarke in respect of employee options. Karii Pty Limited is a company in which David Clarke has a relevant interest.
Date of change	10 December 2004 re: MBL shares and options over MBL shares

No. of securities held prior to change	533,914 MBL ordinary shares (of which 34,121 are subject to restrictions under the Macquarie Bank Executive Director Share Acquisition Plan) held by David Clarke and 320,705 MBL ordinary shares held by Karii Pty Limited. MBL unlisted options over unissued ordinary shares held by Bond Street Custodians Limited as nominee for David Clarke: • 63,000 options exerciseable at $34.71 each and expiring on 31 August 2006; • 78,400 options exerciseable at $30.51 each and expiring on 30 August 2007; and • 82,800 options over MBL shares exercisable at $32.75 each and expiring on 9 August 2009.
Class	• MBL Fully Paid Ordinary Shares; and • Unlisted options over unissued MBL fully paid ordinary shares
Number acquired	68,133 MBL shares acquired on exercise of the employee options below on 10 December 2004.
Number disposed	42,000 options over MBL shares exercisable at $34.71 each and expiring on 31 August 2006 were exercised on 10 December 2004. 26,133 options over MBL shares exercisable at $30.51 each and expiring on 30 August 2007 were exercised on 10 December 2004.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,255,137.83 in respect of shares acquired on exercise of options by David Clarke.
No. of securities held after change	602,047 MBL ordinary shares (of which 34,121 are subject to restrictions under the Macquarie Bank Executive Director Share Acquisition Plan) held by David Clarke and 320,705 MBL ordinary shares held by Karii Pty Limited. MBL unlisted options over unissued ordinary shares held by Bond Street Custodians Limited as nominee for David Clarke: • 21,000 options exerciseable at $34.71 each and expiring on 31 August 2006; • 52,267 options exerciseable at $30.51 each and expiring on 30 August 2007; and • 82,800 options over MBL shares exercisable at $32.75 each and expiring on 9 August 2009.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of employee options

Part 2 – Change of director's interests in contracts

Detail of new contract	1. On 10 December 2004 David Clarke entered into a Zero Cost Collar transaction with MBL in respect of 68,133 fully paid ordinary MBL shares, which have the effect of acquiring cash-settled put options against movements in the MBL share price below current levels for the period from 10 December 2004 to 1 June 2009, in respect of those shares. 2. On 10 December 2004 David Clarke and Karii Pty Limited made adjustments to the following previously disclosed Zero Cost Collar transactions over: • 152,104 MBL shares held by David Clarke with a maturity five years from 16 May 2003; • 100,000 MBL shares held by Karii Pty Limited with a maturity five years from 16 May 2003; and • 106,250 MBL shares held by David Clarke with a maturity five years from 20 May 2003. On each of the above three transactions the maturity date has been adjusted to 12 June 2008 and the protection level of the cash settled put options has been increased to a new level below the current share price.
Nature of interest	Direct and indirect
Name of registered holder (if issued securities)	N/A
Date of change	10 December 2004
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	426,487 MBL fully paid ordinary shares of which: • 68,133 shares relate to a Zero Cost Collar transaction entered into on 10 December 2004; and • 358,354 shares relate to three existing Zero Cost Collar transactions which were adjusted on 10 December 2004
Interest acquired	See description in "Detail of new contract" above.
Interest disposed	See description in "Detail of new contract" above.

G:\CAG\COS\DLEONG\BRD\ASX notices\CLARKE\dsc10122004.doc

+ See chapter 19 for defined terms..

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	• $247,059.59 over 4.5 years for David Clarke's zero cost collar transaction with MBL in respect of 68,133 fully paid ordinary MBL shares; • $373,719 over 3.5 years for David Clarke's zero cost collar transaction with MBL in respect of 152,104 fully paid ordinary MBL shares; • $265,093 over 3.5 years for David Clarke's zero cost collar transaction with MBL in respect of 106,250 fully paid ordinary MBL shares; and • $245,700 over 3.5 years for Karii Pty Limited's zero cost collar transaction with MBL in respect of 100,000 fully paid ordinary MBL shares.

Interest after change	David Clarke and Karii Pty Limited have each entered into a Zero Cost Collar transaction with MBL in respect of 152,104 and 100,000, respectively, fully paid ordinary MBL shares, which have the effect of acquiring cash-settled put options against movements in the MBL share price below current levels and disposing of the benefit of any share price movements above a nominated level over the period from 16 May 2003 to 12 June 2008, in respect of those shares. David Clarke has entered into a Zero Cost Collar transaction with MBL in respect of 106,250 fully paid ordinary MBL shares, which has the effect of acquiring cash-settled put options against movements in the MBL share price below current levels and disposing of the benefit of any share price movements above a nominated level over the period from 20 May 2003 to 12 June 2008, in respect of those shares. David Clarke has also entered into a Zero Cost Collar transaction with MBL in respect of 25,000 fully paid ordinary MBL shares, which has the effect of acquiring cash-settled put options against movements in the MBL share price below the current share price, and disposing of the benefit of any share price movements above a nominated level over the five years period from 19 August 2004, in respect of those shares. David Clarke has also entered into a Zero Cost Collar transaction with MBL in respect of 68,133 fully paid ordinary MBL shares, which has the effect of acquiring cash-settled put options against movements in the MBL share price below current levels for the period from 10 December 2004 to 1 June 2009, in respect of those shares. David Clarke continues to have a cash-settled put option exerciseable against MBL, in relation to 216,439 fully paid MBL shares pursuant to a Shared Appreciation Loan entered into with MBL in June 2001. Karii Pty Limited also continues to have two cash-settled put options exerciseable against MBL, in relation to 59,075 and 152,781, respectively, fully paid MBL shares pursuant to two Shared Appreciation Loans entered into with MBL in June 2001 and December 2001, respectively. Being cash-settled, the put options do not involve the transfer of any shares in MBL.

17 December 2004

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

Securities and Exchange Commission by
Macquarie Bank Limited.

File Number: 82-34740

ASX/Media Release

MACQUARIE BANK

MACQUARIE BANK AND NOVERA ESTABLISH RENEWABLE ENERGY JOINT VENTURE WHICH ACQUIRES UNITED UTILITIES GREEN ENERGY IN THE UK

20 December 2004 - Macquarie Bank Limited (ASX:MBL) and Novera Energy Limited (ASX:NVE) announced today that they have established Novera Macquarie Renewable Energy Limited (NMRE), a 50:50 joint venture company whose purpose is to own and operate renewable energy assets, initially in the United Kingdom (UK).

Macquarie Bank has acquired its investment in NMRE with the intention that it will be a seed asset for a proposed renewables infrastructure fund, to be established during 2005.

NMRE will commence operations on 20 December 2004 with one of the largest diversified renewable energy portfolios in the UK, purchased from Novera Energy and United Utilities plc for a total enterprise value of £120.5 million ($A301.3 million)[1]. Macquarie Bank has provided an equity investment of £16.3 million ($A40.8 million) towards these asset acquisitions, with Novera contributing an equal amount of equity, with the balance being debt.

NMRE's initial portfolio will have total capacity of approximately 128MegaWatt (MW). All of NMRE's electricity output will be sold under long term contracts. NMRE will have approximately 60 employees to manage and operate the sites.

Of the 128MW, 107MW is currently operational, consisting of 79MW of LFG (Land Fill Gas generation) at 40 sites across the UK, 16.2MW of small scale hydro generators at 10 sites and 12MW of primarily coal bed methane at one site. NMRE expects the additional 21MW of generating capacity to be added to the portfolio from the completion of the 14.5MW Mynydd Clogau wind farm and an expansion of 7MW on existing and new LFG sites.

Mr Ian Kay, Division Director from Macquarie Bank and one of the founding Directors of NMRE said, "The UK is generally seen as one of the most attractive markets in the world

[1] All GBP/AUD conversions are at AUS$0.40

for the development of and investment in renewable energy. The UK Government has established mandated targets for electricity generated from renewable sources in line with the 2001 European Union Renewables Directive.

"With the UK requirements set to increase progressively from an initial 3 per cent to 15.4 per cent of all electricity supplied by 2015, it is clear that substantial investment in the UK renewable energy sector will be required.

"Macquarie is ideally placed to play a key role in the emerging renewable energy sector in the UK and globally. Macquarie will use its financial expertise and strong track record in infrastructure investment and asset management to enhance the value of NMRE and to acquire further attractive renewable energy assets in the future," Mr Kay said.

NMRE's acquisition of Novera Energy Europe Limited (NEEL) from Novera Energy for net £25.3 million ($A63.3 million), included all of Novera's LFG operations in the UK including sites under development as well as the planned Mynydd Clogau wind farm in Wales, for which construction is about to commence.

NMRE has also acquired United Utilities Green Energy (UUGE), a wholly owned subsidiary of United Utilities plc for £63 million ($A157.5 million). This acquisition included all of UUGE's LFG operations and sites under development and a small scale hydro power business. It does not include UUGE's wind farm development portfolio.

Barclay's Bank has provided £92.5 million ($A231.3 million) in debt facilities to NMRE, including acquisition facilities for the purchase of NEEL and UUGE shares, and a facility to finance the construction of the Mynydd Clogau windfarm and £5 million in an undrawn working capital facility.

The founding Directors of NMRE are Shane Gannon and David Scaysbrook from Novera, Martin Stanley and Ian Kay from Macquarie Bank, and Audette Exel, an independent director and Chairman of NRME.

Macquarie Bank notes there is marginal Tier 1 capital impact as a result of its equity investment in NMRE.

See map of assets attached below.

Additional information:

Jane Rotsey, Public Affairs	61 2 9958 4037 61 407 997 160
Erica Sibree, Investor Relations	61 2 8232 5008

Map of NMRE UK assets acquired from Novera and United Utilities plc


Electricity Generation Facilities
LFG power stations
Hydro power stations
Wind farm
Newcastle
Glenridding
Alco
Ulnes Walton
Billinge Hill
Manchester
Honley Wood
Bootham Lane
Bidston Moss
Barton
Warrington
Daneshill
Gowy
Witton
Danes Moss
Glapwell
Bilsthorpe
Cwmorthin
Ffestiniog
Lyn Colyn
Maw Green
Sutton
Boston
Attlebridge
Bretby
Beeston
Mynydd Clogau
Birmingham
Elan Valley
Enderby Warren
Wangford
Lackford
Brixworth
Tregaron
Bramford
Llyn Brianne
Elstow
Foxhill
Sundon
Nantycaws
Bryn Pica
Silent Valley
Roxwell
Tower
High Heavens
London
Docksway
Cardiff
Bristol
Aveley
Chapel Farm
Tythegston
Ferry Road
Lamby Way
Compton Basset
Trumps Farm
Dimmer
Odcombe

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3600 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

20 December 2004

MACQUARIE BANK

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited,

as at 17th December 2004, was 0.045%.

Yours faithfully,

Angela Blair
Assistant Company Secretary

Document furnished to United States Securities and Exchange Commission by Macquarie Bank Limited.

~~File Number: 82-34740~~

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	6,666
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	5,000 @ $23.94 each 1,666 @ $30.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6,666 on 20/12/04

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
222,835,246	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)
350,000	Non-cumulative Redeemable Preference Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	29,153,121	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) **V** Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 20 December 2004
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	9,833
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	*Issue price or consideration*	4,000 @ $23.94 each 833 @ $30.51 each 5,000 @ $34.71 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9,833 on 21/12/04

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
222,845,079	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)
350,000	Non-cumulative Redeemable Preference Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	29,029,120	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 21 December 2004
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	41,584
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	25,000 @ $23.94 each 6,909 @ $28.74 each 9,675 @ $30.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	41,584 on 22/12/04

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	222,886,663	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)
		350,000	Non-cumulative Redeemable Preference Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	28,987,536	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 22 December 2004
(Assistant Company Secretary)

Print name: Angela Blair

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+ See chapter 19 for defined terms.